Exhibit (a)(1)(I)

JERRY N. CARTER SENIOR VICE PRESIDENT, HUMAN RESOURCES	6400 POPLAR AVENUE MEMPHIS, TN 38197

August 16, 2006

Dear Stock Option Program Participant:

As you know, International Paper announced a tender offer to purchase up to $1.5 billion of its shares. I am writing to you because you currently hold exercisable stock options, and may wish to participate in the tender offer.

First, let me put this tender offer in context. You may recall, when we announced our Transformation Plan last year, we decided to focus on our two global platform businesses, uncoated free sheet and packaging, supported by our North American distribution business, xpedx. In order to focus, we said we would explore strategic options for certain businesses, including possible sale or spin off. Recently, we announced how we planned to use the proceeds from divestitures—expected to be more than $11 billion—and our improved cash flow from operations. We are investing in our mills, strengthening our balance sheet by paying down $6 to $7 billion of debt, including a voluntary contribution to our pension plan, making selective investments to improve our global businesses and returning value to shareowners. We believe that all of these actions will generate the best performance for International Paper and provide the strongest returns to our shareowners.

The tender offer is the first step in returning value to shareowners, and provides value in several ways. First, for those shareowners who would like to sell some or all of their shares, this is an opportunity to do so quickly, and at minimal or no cost. For big institutional shareholders, this is an opportunity for them to sell a large block of shares without adversely affecting the market for the shares they still hold. For those who choose not to sell, their relative ownership interest in the Company will automatically increase.

The tender offer is open for 20 business days, and will end on September 13, 2006, unless the Company decides to extend it. I encourage you to read the documents describing the tender offer, and consult your own advisor in deciding whether or not to participate. (How to access these documents is explained at the end of this letter.)

I want to emphasize that this tender offer does not change your right to exercise your stock options, or the terms and conditions of your grant(s). As a participant in the stock option program, you have the right to exercise your options to buy Company stock at the grant price stated on your award certificate until your grant expires. You may continue to utilize any of the four exercise methods that are currently available to you. If you choose to exercise your options using the Cashless Sell method (where you exercise your options to buy and simultaneously sell your shares for cash) you will not become an owner of Company shares. This means that you will not be able to tender those shares into the tender offer. However, if you choose to exercise your options using the Cashless Hold, Cash Exercise or Stock Swap methods, you will become an owner of Company shares, and therefore, you may choose to tender some or all of your shares.

IMPORTANT NOTE: Please be aware that, if you choose to tender, there is no guarantee that the Company will purchase all of the shares you tender. If the tender offer is over-subscribed, the Company will purchase shares on a pro-rata basis from each shareholder. If you still want to sell your shares in the open market after the tender offer, you are permitted to do so, but there is no assurance that you will be able to sell your shares for the same or higher price you paid in the tender offer, or even for the same or higher price you paid for the shares when you exercised your options.

If you become an owner of Company shares by exercising your options, you may choose to participate in the tender offer during the dates mentioned above. Information about the tender offer, including the forms you will need to complete in order to tender, are available from Merrill Lynch at http://www.bol.ml.com. If you have any questions about exercising your options for the share repurchase program, you may also call Merrill Lynch at (866) ML FOR YOU, which is (866) 653-6796.

To access the tender offer documents on the Company’s intranet:

•	Logon to MY-IP at http://www.myip.ipaper.com

•	Select “G” from the A-Z menu of IP Web Sites

•	Select “Global Compensation”

•	Select “Equity Compensation”

•	Select “Share Repurchase Program”

You may also access this information on the Company’s internet site:

•	Logon to http://www.internationalpaper.com

•	Select Tender Offer heading under News & Features

•	This takes you to SEC filings

•	Double click on Tender Offer

Remember to read the documents carefully and consult your advisor to discuss the tax and other implications of exercising your options, and whether or not to tender your shares.

Thank you for your ongoing dedication and hard work as we transform the Company.

Sincerely,

Jerry Carter

Senior Vice President

Human Resources and

Communications

This letter is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation of offers to buy shares of the Company’s common stock will be made only pursuant to the offer to purchase and related materials that the Company will send to all its shareowners, including employee shareowners, shortly. Shareowners should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer prior to making any decisions with respect to the tender offer. The offer to purchase and related documents may also be found at the SEC’s Web site at http://www.sec.gov.